SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

December Yields Remain Flat Over Previous Month

Domestic demand records year-on-year growth of approximately 3%

São Paulo, January 24, 2012 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, recorded a year-on-year demand increase of 2.8%, with a load factor of 65.5%.

Demand

GOL’s domestic demand grew by 2.8% over December 2010 mainly due to the higher volume of domestic passenger traffic during the holiday periods (Christmas and New Year).

In comparison with November, domestic demand grew by 8.5%, chiefly due to the higher number of operational days and seasonality.

Demand on the Company's international route network fell by 24.0% year-on-year in december, due to:  (i) the return of three B767 aircraft that had been chartered out for international flights; and (ii) the discontinuation of flights to Bogota, in Colombia. In comparison with the previous month, international demand grew by 3%, due to seasonality and the higher number of operational days between the months.

Operating Data	December 2011*	December 2010(*)	% Chg (YoY)	November 2011*	% Chg (MoM)
Total System
ASK (mm) (1)	4,360.6	4,142.0	5.3%	4,153.1	5.0%
RPK (mm) (2)	2,824.0	2,819.2	0.2%	2,613.3	8.1%
Load Factor (3)	64.8%	68.1%	-3.3 p.p.	62.9%	1.8 p.p.
Domestic Market
ASK (mm)(1)	3,991.7	3,684.5	8.3%	3,810.5	4.8%
RPK (mm)(2)	2,613.7	2,542.5	2.8%	2,409.0	8.5%
Load Factor (3)	65.5%	69.0%	-3.5 p.p.	63.2%	2.3 p.p.
International Market
ASK (mm)(1)	368.8	457.5	-19.4%	342.6	7.7%
RPK (mm)(2)	210.3	276.7	-24.0%	204.3	3.0%
Load Factor (3)	57.0%	60.5%	-3.5 p.p.	59.6%	-2.6 p.p.

( * ) December 2011 – preliminary figures; December 2010 – adjusted management figures; November 2011 – National Civil Aviation Agency (ANAC) figures.

Supply

Total supply increased by 5.3% year-on-year, chiefly due to high fleet productivity (approximately 13.3 block hours per day in December 2011 versus 13.0 block hours per day in December 2010), combined with the new international flights to Punta Cana in the Dominican Republic, Santiago in Chile, Santa Cruz de la Sierra in Bolivia and the new domestic flights and routes departing from Guarulhos, Santos Dumont, Brasília and Confins, partially offset by the discontinuation of flights to Bogota in Colombia and the B767 international flights.

In comparison with November, supply grew by 5.0%, mainly due to seasonality and the higher number of operational days between the months.

Load Factor and Yields

GOL’s total load factor came to 64.8% in December, 3.3 p.p. down year-on-year and 1.8 p.p. up on the previous month.

Yields stood at between 21.0 and 21.5 cents (R$), slightly up on the same month last year,  and yields for the fourth quarter as a whole were very close to December’s level, growing by approximately 2% year-on-year.

The Company notes that the estimated projection of supply growth was in line with expectations for 2011. Domestic market demand growth will reach its highest ever level, with an elasticity to GDP growth above the historical average of between 3.0x and 3.5x, chiefly due to  attractive market fares in the first half of 2011. Because GOL adopted a prudent approach towards adding capacity in the domestic market, its domestic demand grew less than the industry’s and remained slightly below the initial forecast for 2011.

Since the change in the industry’s behavior at the end of the second half of 2011, yields have recorded a continuous improvement, mainly on the major domestic routes, which are largely composed of business passengers, and the Company expects this scenario to continue in 2012.

Webjet

The table below shows Webjet’s traffic figures and consolidates these with GOL's in December 2011, 4Q11 and 2011 as a whole.

Operating Data	December 2011(*)	December 2010(*)	%Chg (YoY)	November 2011(*)	%Chg (MoM)
GOL
ASK (mm)(1)	4,360.6	4,142.0	5.3%	4,153.1	5.0%
RPK (mm)(2)	2,824.0	2,819.2	0.2%	2,613.3	8.1%
Load Factor (3)	64.8%	68.1%	-3.3 p.p.	62.9%	1.8 p.p.
WEBJET
ASK (mm)(1)	578.6	491.8	17.6%	538.7	7.4%
RPK (mm)(2)	435.5	345.0	26.2%	390.0	11.7%
Load Factor (3)	75.3%	70.1%	5.1 p.p.	72.4%	2.9 p.p.
CONSOLIDATED
ASK (mm)(1)	4,939.1	4,633.8	6.6%	4,691.8	5.3%
RPK (mm)(2)	3,259.5	3,164.2	3.0%	3,003.3	8.5%
Load Factor (3)	66.0%	68.3%	-2.3 p.p.	64.0%	2 p.p.

( * ) December 2011 – preliminary figures; December 2010 – adjusted management figures; November 2011 – National Civil Aviation Agency (ANAC) figures.

Operating Data	4Q11 (*)	4Q10 (*)	% Chg (YoY)	3Q11 (*)	% Chg (MoM)
GOL
ASK (mm)(1)	12,748.9	11,922.9	6.9%	12,464.9	2.3%
RPK (mm)(2)	8,197.4	8,072.8	1.5%	8,905.8	-8.0%
Load Factor (3)	64.3%	67.7%	-3.4 p.p.	71.4%	-7.1 p.p.
WEBJET
ASK (mm)(1)	1,675.9	1,425.3	17.6%	1,549.3	8.2%
RPK (mm)(2)	1,222.3	1,052.6	16.1%	1,151.4	6.2%
Load Factor (3)	72.9%	73.9%	-0.9 p.p.	74.3%	-1.4 p.p.
CONSOLIDATED
ASK (mm)(1)	14,424.8	13,348.2	8.1%	14,014.2	2.9%
RPK (mm)(2)	9,419.7	9,125.5	3.2%	10,057.2	-6.3%
Load Factor (3)	65.3%	68.4%	-3.1 p.p.	71.8%	-6.5 p.p.

( * ) December 2011  – preliminary figures; December 2010  – adjusted management figures; 3Q11 – National Civil Aviation Agency (ANAC) figures.

Operating Data	2011 (*)	2010 (*)	% Chg (YoY)
GOL
ASK (mm)(1)	48,469.1	45,936.9	5.5%
RPK (mm)(2)	33,266.0	30,649.1	8.5%
Load Factor (3)	68.6%	66.7%	1.9 p.p.
WEBJET
ASK (mm)(1)	6,027.6	5,401.8	11.6%
RPK (mm)(2)	4,515.6	4,119.8	9.6%
Load Factor (3)	74.9%	76.3%	-1.4 p.p.
CONSOLIDATED
ASK (mm)(1)	54,496.7	51,338.7	6.2%
RPK (mm)(2)	37,781.6	34,768.8	8.7%
Load Factor (3)	69.3%	67.7%	1.6 p.p.

( * ) December 2011 – preliminary figures; December 2010  – adjusted management figures; 2010 – National Civil Aviation Agency (ANAC) figures for November 2010.

(1) Available seat kilometers (ASK) is the sum of the products obtained by multiplying the number of seats available on each flight stage by the distance of the average flight stage.

(2) Revenue passenger kilometers (RPK) is the sum of the products obtained by multiplying the number of revenue passengers carried on each flight stage by the average stage distance.

(3) Load factor is the percentage of aircraft seating capacity effectively used, which is calculated by dividing the number of passenger-kilometers flown by the number of seat-kilometers available.

Contact

Investor Relations

Leonardo Pereira – Vice-President and CFO
Edmar Lopes – Finance and  IR Officer
Gustavo Mendes – Investor Relations
Ricardo Rocca – Investor Relations

Phone.: (11) 2128-4700

E-mail: ri@golnaweb.com.br

Website: www.voegol.com.br/ri

Twitter: @GOLinvest

Corporate Communications
Phone.: (11) 2128-4413
E-mail:  comcorp@golnaweb.com.br

Twitter :@GOLcomunicacao

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado
Phone.: +1 (212) 704-8196 / 704-4484

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and BM&FBOVESPA: GOLL4), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, offers more than 940 daily flights to 63 destinations that connect all the important cities in Brazil and 13 major destinations in South America and Caribbean. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable of its class, with high aircraft utilization and efficiency levels. Fully committed to seeking innovative solutions through the use of cutting-edge technology, the Company - via its GOL, VARIG, GOLLOG, SMILES and VoeFácil brands - offers its clients easy payment facilities, a wide range of complementary services and the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.